Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES and RATIO of EARNINGS TO combined fixed charges and preferred stock dividends(1)

The following table sets forth Dyax Corp.’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,					NINE MONTHS ENDED SEPTEMBER 30,
(dollars in thousands)	2008	2009	2010	2011	2012	2013

Net (loss) from continuing operations	$(66,468)	$(62,419)	$(24,503)	$(34,599)	$(29,265)	$(25,813)

Fixed charges:
Interest expense	7,753	10,082	11,937	10,251	10,491	8,065
Interest factor of rent expense	2,537	2,178	1,658	1,166	503	338
Preferred stock dividends	N/A	N/A	N/A	N/A	N/A	N/A

Total fixed charges	10,290	12,260	13,595	11,417	10,994	8,403

Net (loss) from continuing operations plus fixed charges	(56,178)	(50,159)	(10,908)	(23,182)	(18,271)	(17,410)

Ratio of earnings to fixed charges(2)	-	-	-	-	-	-
Ratio of combined fixed charges and preferred stock dividends to earnings	-	-	-	-	-	-

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net loss from continuing operations plus fixed charges. Fixed charges is defined as the sum of interest expense and the component of rental expense that we believe to be representative of the appropriate interest factor for those amounts.

(2)	For the years ended December 31, 2008, 2009, 2010, 2011 and 2012, earnings were insufficient to cover fixed charges by $66.5 million, $62.4 million, $24.5 million, $34.6 million and $29.3 million, respectively. For the nine month period ended September 30, 2013, earnings were insufficient to cover fixed charges by $25.8 million.